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Exhibit 12.1

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

        We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. We have determined that one-fourth of our rental expense represents a reasonable approximation of the interest portion of rental expense. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year Ended December 31,					Six Months Ended June 30
	2008	2009	2010	2011	2012	2012	2013
						unaudited
Earnings
Earnings (loss) before income taxes	221,342	270,370	274,757	256,550	287,249	154,044	139,339
Plus: Fixed charges	120,191	81,541	82,241	94,816	92,446	46,828	48,785
Less: Capitalized interest expense(1)	—	—	—	—	(1,475)	—	(998)

Total	341,533	351,911	356,998	351,366	378,220	200,872	187,126
Fixed Charges
Interest expense	66,241	26,791	26,766	37,234	32,065	17,320	17,857
Capitalized interest expense(1)	—	—	—	—	1,475	—	998
Estimate of interest portion of rental expense	53,950	54,750	55,475	57,582	58,906	29,508	29,930

Total	120,191	81,541	82,241	94,816	92,446	46,828	48,785
Ratio of Earnings to Fixed Charges	2.84x	4.32x	4.34x	3.71x	4.09x	4.29x	3.84x

(1)
We began capitalizing interest expense in the fourth quarter of 2012.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES